Exhibit 99.47

THE EUROPEAN COMMISSION GIVES ITS GREENLIGHT TO THE PLANNED ACQUISITION OF ENDESA BY ENEL AND ACCIONA

Rome, 5 July, 2007 – Further to notification submitted by Enel S.p.A. (Italy) and Acciona S.A. (Spain) on May 31, 2007, the Commission of the European Communities, by Resolution dated July 5, 2007, has approved under the EU Merger Regulation the planned acquisition, jointly launched by the parties, of sole control through a public takeover bid for Endesa S.A., a Spanish energy company mainly active in the electricity sector.

After examining the operation, the Commission concluded that the proposed acquisition would not significantly impede the effective competition in the European Economic Area (EEA) or any substantial part of it.

Furthermore, the Commission found - that given the parties’ limited positions on the vertically related markets on which the parties are active  (gas infrastructure, gas distribution, wholesale and retail supply, coal mining as well as CO2 emission rights and financial electricity trading) and the different geographic scope of their activities on these markets - the transaction is not likely to have negative effects on any of such markets.

Finally, the Commission's investigation also showed that the merger would not appreciably increase the ability and incentives of the main electricity suppliers in Spain to coordinate their activity on the market.

Enel SpA – Registered Office 00198 Roma, Viale Regina Margherita 137 – Companies Register of Roma and Tax I.D. 00811720580 – R.E.A. of Roma 756032 - VAT Code 00934061003

Stock Capital Euro 6,176,196,279 (at december 31, 2006) fully paid-in

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